UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                          SCHEDULE SC 14F1

                        INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder


                              China H2O
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


            Nevada                   000-52877             20-8257363
 ----------------------------       ------------       ------------------
 (State or other jurisdiction       (Commission          (IRS Employer
      of incorporation)             File Number)       Identification No.)

     8109 Baoliyuan Tower, Xingfu Yicun #55, Chaoyang Dist, Beijing, China
     ---------------------------------------------------------------------
                   (Address of principal executive offices)

                             86-10-6417-2329
                       ---------------------------
                       (Issuer's telephone number)

                               INTRODUCTION


This Information Statement is being furnished to holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of China H2O, a Nevada corporation, formerly known as AirtimeDSL (the "Company") on June 11, 2008, pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with a proposed change in the membership of the Board of Directors of China H2O (the "Company").

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

On June 11, 2008, there were 25,645,000 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on the election of directors.

This change may result from an Acquisition Agreement and Plan of Merger between the Company's wholly-owned subsidiary, China Water Sub, a Nevada corporation ("MERGER SUB") and Beijing Happy Vitamins Trading Co., Ltd. and it subsidiaries ("BHVT"), a privately-held Limited Liability Company headquartered in Beijing, China, (the "Merger").

Effective June 11, 2008, the Company, China H2O, the Merger Sub and BHVT executed an Agreement and Plan of Reorganization ("Agreement") pursuant to which Merger Sub agreed to merge with and into BHVT such that BHVT would be the survivor and become a wholly-owned subsidiary of the Company. To accomplish the Merger, the Company agreed to issue to the shareholders of BHVT an aggregate of 16,000,000 shares of its Common Stock (the "Merger Shares"). Upon completion of the Merger (the "Effective Date"), the Company's current director (the "Outgoing Director") will resign and be replaced by new directors designated by BHVT (the "Incoming Directors").

The Company will issue 16,000,000 restricted shares from its treasury to
Merger Sub.   These newly issued shares will not be registered under the
Securities Act of 1933, as amended (the "Act") and are to be issued in the reliance upon the exemption from registration provided by section 4(2) of the Act, on the basis that the transaction does not involve a public offering. Further, the one original founder of the Company, who own 16,000,000 common shares has agreed to cancel his 16,000,000 in exchange for $40,000. These shares will be cancelled and returned to the Corporate Treasury, on the Effective Date.

Following the June 11, 2008 Effective Date, two Incoming Directors will be appointed by China H2O's Board to replace the one Outgoing Director of the Company. The change in directors is intended to be effective at the closing of the Merger, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.

                               VOTING SECURITIES

There are currently 25,645,000 shares of the Company's Common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.
Upon the Effective Date, and following the issuance of the Merger Shares, and after the cancellation of shares, there will be: 25,645,000 shares of the Company's Common Stock issued and outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders.


                        SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares our common stock immediately following execution of the Acquisition and Plan of Merger by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.


                                              Amount
Title    Name and Address                     of shares           Percent
of       of Beneficial                        held by             of
Class    Owner of Shares       Position       Owner               Class (1)
------------------------------------------------------------------------------
Common   Hui Jung (2)       Dir/CEO/CFO/Sec.  14,400,000          56.1%
         Jincai Xu          Dir/VP             1,600,000           6.2
------------------------------------------------------------------------------
All Executive Officers as
       a Group (1 person)                     16,000,000          62.3%

                                CHANGES IN CONTROL

In connection with the Agreement, the Company will issue an aggregate of 16,000,000 shares of Common Stock on a prorata basis to the BHVT equity holders. At the same time, the current director and officer will resign his position as a director and officer of the Company. At the Effective Date, and following delivery and filing of this Schedule, the two Incoming Directors will become the members of the Board. As a result of this change and the number of shares being issued in the Merger, the Company will have experienced a change in control.

Under the terms of the Acquisition Agreement and Plan of Merger dated
June 11, 2008, by and between the Company and BHVT, the Company is obligated to transfer 16,000,000 of its shares in the Company to BHVT upon BHVT's satisfaction of certain conditions set forth in the Agreement.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.


                               LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or the Incoming Directors, incoming executive officers, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

                      DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, Mr. Ed Heckerson, the Company's founder will resign as President and a director of the Company, as of the Effective Date. The following information relates to the individuals who will become the Incoming Directors and executive officers of the Company upon the Effective Date and the filing and delivery of this Schedule.

Name                Age                 Position
-------------       ---                 ------------------------------------
Hui Jing            28                  Director, CEO/CFO/Secretary
Jincai Xu           34                  Director, VP of Quality Control
----------------------------------------------------------------------------

Biography of Hui Jing, Director/CEO/CFO/Secretary
-------------------------------------------------
DOB: 12/31/1979

Work Experience:

2007 - present:  Managing Member, Beijing Happy Vitamins Trading Co., Ltd.

2006 - present: Director of Security Department, Xidan Department Store

2003 - 2006: Manager Assistant, Xidan Department Store


Education: Bachelor degree, Business Management, Beijing Agriculture University (1999-2003)


Biography of Jincai Xu, Director/VP of Quality Control
------------------------------------------------------

DOB: 7/7/1974

Work Experience:

7/2007 - present, manager, Beijing Happy Vitamins Trading Co., Ltd.

3/2006- present: Sales Manager for Supermarket Distribution
Blue Ribbon Liquor and Wine Distribution Company

07/2004 - 2/2006: Sales Manager in Beijing
Hong Kong Chenshijia Group Companies, Beijing

11/2001 - 6/2004: Sales Manager for North Region
Jiangsu Longliqi Group Companies

3/1999 - 10/2001: Manager
Sibao Group Companies, Beijing Branch Office

Education: Beijing Business College (1993-1996): Bachelor in
Business Administration

                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS


Through a Board Resolution, the Company hired the professional services of Moore & Associates, Chartered, Certified Public Accountants, to perform audited financials for the Company. Moore & Associates, Chartered own no stock in the Company. The company has no formal contracts with its accountants, they are paid on a fee for service basis.



                      SECTION 16(a) BENEFICIAL OWNERSHIP
                               REPORTING COMPLIANCE

Based solely on a review of Forms 3 and 4, and amendments thereto furnished to the Company under Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 during the most recent fiscal year, and Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, the founder the Company has not been timely with the filing of each of the Form 3s as required under Section 16(a) of the Securities Exchange Act of 1934.

                BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. during the fiscal year ended December 31, 2007.


                 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company's executive officer did not receive any compensation or other remuneration in his capacity as such during the year ended December 31, 2007 or to date in 2008. Mr. Heckerson, the Company's sole employee, presently serves without compensation. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

DIRECTOR COMPENSATION

The Company's directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.


BOARD COMMITTEES

The Company does not have standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions.

BOARD MEETINGS

There has been two meetings of our Board of Directors over the year. The sole director at the time at the time of the Merger, Mr. Ed Heckerson, approved the Merger by written consent on June 11, 2008, in accordance with Section
78.135 of General Corporation Law of the State of Nevada and Article 3 Section 2 of the Company's By-laws.


ANNUAL SHAREHOLDERS MEETING

In accordance with Article II Section 1 of the Company's By-laws, the annual meeting of shareholders will be held on such date and at such time as designated from time to time for the purpose or electing directors of the corporation and to transact all business as may properly come before the meeting on such other day as fixed by the Board of Directors.



                                 SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CHINA H2O
                                      -------------------
                                          Registrant


June 17, 2008                    By: /s/  Ed Heckerson
-------------                    --------------------------------------
                                          Ed Heckerson
                                          Outgoing Director & President


June 17, 2008                    By: /s/  Hui Jing
-------------                    --------------------------------------
                                          Hui Jing
                                          Incoming Director & CEO